Exhibit 16.1

October 6, 2025

Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for FireFly Automatix, Inc. (the “Company”). We have read the statements made by the Company pursuant to Item 304 of Regulation S-K captioned, “Change in Registrant’s Certifying Accountant” in the Company’s registration statement on Form S-1 (the “Registration Statement”) and are in agreement with the disclosure in the Registration Statement, insofar as it pertains to our firm. We have no basis on which to agree or disagree with the other statements contained therein.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement.

Sincerely,

/s/ Pinnacle Accountancy Group of Utah

PINNACLE ACCOUNTANCY GROUP OF UTAH

Farmington, UT